Exhibit 99.3

CONSENT OF QUALIFIED PERSON

July 3, 2014

To:           British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Filing of Technical Report by MAG Silver Corp. (the “Issuer”)

I, David Ross, P.Geo., am responsible for preparing or supervising the preparation of all or a portion of the technical report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” dated June 12, 2014, as amended on June 30, 2014 (the “Technical Report”).

Pursuant to section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes my consent to the public filing of the Technical Report with each of the British Columbia Securities Commission, the Alberta Securities Commission, the Saskatchewan Financial Services Commission, the Manitoba Securities Commission, the Ontario Securities Commission, the Nova Scotia Securities Commission, the New Brunswick Securities Commission, the Prince Edward Island Securities Office and the Securities Commission of Newfoundland and Labrador and I acknowledge that the Technical Report will become part of the Issuer’s public record.

I also consent to the inclusion of extracts from, or a summary of, the Technical Report in the news release of the Issuer dated May 27, 2014 (the “Disclosure”).  I hereby confirm that I have read the Disclosure and the Disclosure fairly and accurately represents the information in the Technical Report and that the Technical Report supports the Disclosure, and I have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Report or of which I am otherwise aware.

Yours truly,

(Signed) “David Ross”

David Ross, P.Geo.

CONSENT OF QUALIFIED PERSON

July 3, 2014

To:           British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Filing of Technical Report by MAG Silver Corp. (the “Issuer”)

I, Jason J. Cox, P.Eng., am responsible for preparing or supervising the preparation of all or a portion of the technical report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” dated June 12, 2014, as amended on June 30, 2014 (the “Technical Report”).

Pursuant to section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes my consent to the public filing of the Technical Report with each of the British Columbia Securities Commission, the Alberta Securities Commission, the Saskatchewan Financial Services Commission, the Manitoba Securities Commission, the Ontario Securities Commission, the Nova Scotia Securities Commission, the New Brunswick Securities Commission, the Prince Edward Island Securities Office and the Securities Commission of Newfoundland and Labrador and I acknowledge that the Technical Report will become part of the Issuer’s public record.

I also consent to the inclusion of extracts from, or a summary of, the Technical Report in the news release of the Issuer dated May 27, 2014 (the “Disclosure”).  I hereby confirm that I have read the Disclosure and the Disclosure fairly and accurately represents the information in the Technical Report and that the Technical Report supports the Disclosure, and I have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Report or of which I am otherwise aware.

Yours truly,

(Signed) “Jason J. Cox”

Jason J. Cox, P.Eng.

CONSENT OF QUALIFIED PERSON

July 3, 2014

To:           British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Filing of Technical Report by MAG Silver Corp. (the “Issuer”)

I, Holger Krutzelmann, P.Eng., am responsible for preparing or supervising the preparation of all or a portion of the technical report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” dated June 12, 2014, as amended on June 30, 2014 (the “Technical Report”).

Pursuant to section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes my consent to the public filing of the Technical Report with each of the British Columbia Securities Commission, the Alberta Securities Commission, the Saskatchewan Financial Services Commission, the Manitoba Securities Commission, the Ontario Securities Commission, the Nova Scotia Securities Commission, the New Brunswick Securities Commission, the Prince Edward Island Securities Office and the Securities Commission of Newfoundland and Labrador and I acknowledge that the Technical Report will become part of the Issuer’s public record.

I also consent to the inclusion of extracts from, or a summary of, the Technical Report in the news release of the Issuer dated May 27, 2014 (the “Disclosure”).  I hereby confirm that I have read the Disclosure and the Disclosure fairly and accurately represents the information in the Technical Report and that the Technical Report supports the Disclosure, and I have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Report or of which I am otherwise aware.

Yours truly,

(Signed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.